UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 22, 2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting held on February 22, 2019

On February 22, 2019, Pacific Drilling S.A. (the "Company") held an Extraordinary General Meeting of Shareholders, at which the following resolutions were approved:

1.

Consideration and approval of a share repurchase program (the “Share Repurchase Program”) to be implemented (i) by using the available free reserves of the Company, (ii) in compliance with and for all purposes allowed by applicable laws and regulations  and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”),  and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan as may be approved by the Board) on one or several occasions up to a number of  the Company’s issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000 (the “Repurchase Shares”) provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company’s available free reserves (réserves disponibles) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher,  quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected, and which shall not be less than the par value per common share (together with the additional provisions thereof, the “Share Repurchase Program Terms and Conditions”); and

2.

Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company  in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	February 27, 2019	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary